UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of MARCH, 2007.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:  March 13, 2007                      /s/ Marc Cernovitch
      -----------------------------        -------------------------------------
                                           Marc Cernovitch
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                     TEL: (604) 484-0068 FAX: (604) 484-0069
                      TSXV SYMBOL: HLO OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                  HALO REPORTS GEOPHYSICAL SURVEYS UNDERWAY AT
                              WEST RED LAKE PROJECT

VANCOUVER, BRITISH COLUMBIA, MARCH 13, 2007 -- MARC CERNOVITCH, CHAIRMAN OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that 60 line-km of geophysical surveys is underway at the 1,500 square hectares West Red Lake Project, located 35 km west of Red Lake, Ontario.

"Completion of the geophysical surveys this winter allows us to accelerate evaluation of the property and identify favourable gold targets, in particularly where surveys extend over lakes. We now have the opportunity to define targets based on prospecting and geophysical anomalies so that we can fast-track the project for drilling in a few months" said Lynda Bloom, President & CEO.

As previously reported (press release December 18, 2006), Halo identified the North and South Zones within a favourable geologic environment, equidistant between the historic Miles (Red Lake) and May-Spiers deposits. Trench 8-01 located 200 m southeast of the North Zone trenches averaged 7.83 g/t gold, 65.83 g/t silver and 0.86% ppm copper from eight samples collected. The maximum gold value returned 22.7 g/t and the maximum silver and copper values returned 106 g/t and 3.63% respectively.

A sample collected near the 9-44 "shaft" of the South Zone, located 350 m south of the North Zone trenches returned 81 g/t gold, 100 g/t silver and 4.61% copper over a width of 0.70m. In addition, a sample taken from the 10-23 pit located along strike about 80m west of the 9-44 location yielded 3.62 g/t gold, 100 g/t silver and 8040 ppm arsenic.

The property was acquired by option from Goldcorp Inc., in April 2006. Spectral IP (Induced Polarization), resistivity and magnetometer surveying at 100 m line intervals are being carried out by JVX Ltd. of Richmond Hill, Ontario covering the area between the historic Miles (Red Lake) and May-Spiers deposits.

QUALIFIED PERSON
The above information has been prepared under the supervision of Kevin Leonard, who is designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data. The field work is supervised by Kevin Leonard, the project "Qualified Person" under the definition of NI-43-101.

HALO RESOURCES LTD.
Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; West Red Lake, which is a gold exploration project, and the Sherridon project that is a combination of mature and grassroots volcanogenic massive sulphide

(VMS) copper, zinc and gold exploration opportunities. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.

For further information, please contact:
Marc Cernovitch, Chairman
Halo Resources Ltd.
Tel: 604-484-0068
Fax: 604-484-0069
Toll Free: 1-866-841-0068
mcernovitch@halores.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents "forward looking information"
within the meaning of the United applicable Canadian securities laws that involve inherent risks and uncertainties. Forward-looking information includes, but is not limited to, statements with respect to the future price of gold and other minerals and metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may",
"could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Halo to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current or future reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other minerals and metals; possible variations in ore reserves, grade or recovery rates; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking information are based upon reasonable assumptions and have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information Halo does not undertake to update any forward-looking information that is incorporated by reference herein, except in accordance with applicable securities laws. Trading in the securities of Halo Resources Ltd. should be considered highly speculative.